UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

AOL INC.

(Name of Subject Company)

HANKS ACQUISITION SUB, INC.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

VERIZON COMMUNICATIONS INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

918866108

(CUSIP Number of Class of Securities)

William L. Horton, Jr.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

(908) 559-2001

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Frederick Green, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,298,163,866.14	$499,446.64
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 78,537,804 shares of common stock, par value $0.01 per share (the “Shares”), of AOL Inc. (“AOL”) outstanding multiplied by the offer price of $50.00 per share; (ii) 3,053,962 Shares reserved for issuance upon settlement of outstanding Company restricted stock unit awards multiplied by the offer price of $50.00 per Share; (iii) 974,494 Shares reserved for issuance upon settlement of outstanding Company performance stock unit awards multiplied by the offer price of $50.00 per Share; (iv) 397,552 Shares subject to outstanding Company restricted stock awards multiplied by the offer price of $50.00 per Share and (v) 5,602,176 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $50.00 per share, multiplied by the offer price of $50.00 per share minus the exercise price for each such option. The calculation of the filing fee is based on information provided by AOL as of May 19, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $499,447.00	Filing Party: Verizon Communications Inc. and Hanks Acquisition Sub, Inc.

Form or Registration No.: Schedule TO	Date Filed: May 26, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Verizon Communications Inc., a Delaware corporation (which we refer to as “Parent”), and Hanks Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on May 26, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of AOL Inc., a Delaware corporation (which we refer to as “AOL”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at 11:59 p.m. (New York City time), on June 22, 2015 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 47,522,501 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 60.37% of the aggregate number of Shares then issued and outstanding. In addition, Purchaser was advised by the Depositary that, as of the Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 2,767,607 Shares, representing approximately 3.52% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition.

All conditions to the Offer having been satisfied, Purchaser accepted for payment, and has paid for by deposit of the Offer Price for such Shares with the Depositary, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, Parent and Purchaser completed the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than Shares held (i) in the treasury of AOL or by Parent or Purchaser, which Shares were canceled and cease to exist, (ii) by a wholly owned subsidiary of AOL or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares were converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in AOL prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) were automatically cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required tax withholding.

All Shares will be delisted from and will cease to trade on the New York Stock Exchange, and the Company will be deregistered under the Exchange Act.

On June 23, 2015, Parent issued a press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(D)	Press Release issued by Verizon Communications Inc., dated June 23, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2015

HANKS ACQUISITION SUB, INC.

By:	/s/ William L. Horton, Jr.
William L. Horton, Jr.
Vice President and General Counsel

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.
William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 26, 2015.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by Verizon Communications Inc. on May 12, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Verizon Communications Inc. with the Securities and Exchange Commission on May 12, 2015).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015.*

(a)(5)(A)	Complaint filed by Richard Williams in Delaware Court of Chancery, dated May 20, 2015.*

(a)(5)(B)	Complaint filed by Charles Martin, individually and on behalf of all others similarly situated, in Delaware Court of Chancery, dated June 3, 2015.**

(a)(5)(C)	Complaint filed by City of Roseville Employees’ Retirement System, individually and on behalf of all others similarly situated, in Delaware Court of Chancery, dated June 11, 2015.***

(a)(5)(D)	Press Release issued by Verizon Communications Inc., dated June 23, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of May 12, 2015, by and among Verizon Communications Inc., Hanks Acquisition Sub, Inc. and AOL Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AOL Inc. with the Securities and Exchange Commission on May 12, 2015).

(d)(2)	Confidentiality Agreement, dated November 25, 2014, between Verizon Corporate Services Group Inc. and AOL Inc.*

(d)(3)	Letter Agreement, dated May 12, 2015, between Verizon Communications Inc. and Tim Armstrong.*

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on May 26, 2015.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on June 8, 2015.
***	Previously filed with Amendment No. 2 to the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on June 12, 2015.

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